Filed Pursuant to Rule 424(b)(3)

Registration No. 333-257576

Supplement No. 4 to Prospectus Supplement Dated September 1, 2021

Dated: June 10, 2025

STATE OF ISRAEL

JUBILEE FIXED RATE BONDS (TWELFTH SERIES)

Effective as of June 15, 2025, the aggregate principal amount of the Jubilee Fixed Rate Bonds (Twelfth Series) offered under this prospectus has been increased to $4,450,000,000.

Assuming that we sell all of the bonds at the current offering price, we will receive $4,182,935,000 of the proceeds from the sale of the bonds, after paying the underwriters’ commission which will not exceed $267,000,000 and before expenses estimated at $65,000.